THE NEEDHAM FUNDS, INC.
445 PARK AVENUE
NEW YORK, NY  10022

May 28, 2010

VIA EDGAR

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re	The Needham Funds, Inc.
File No. 811-09114
S000003815; C000010644 Needham Aggressive Growth Fund

Dear Mr. Eskildsen:

On behalf of The Needham Funds, Inc., we are responding to the telephonic comment you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on May 25, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).  The Fund’s response to the Staff’s comment is set forth below.

Staff Comment: In an interview with TheStreet.com dated May 7, 2009, in response to the question “What sector or stock would you avoid?”, Bernard Lirola, portfolio manager of the Needham Aggressive Growth Fund (the “Fund”), responded “I would avoid health care services, which faces a prolonged period of uncertainty as the government seeks to rein in providers costs.”

However, the Fund’s annual reports show that 19.5% of the Fund’s investments were in Healthcare Services for the fiscal year ended December 31, 2008 and 36.8% of the Fund’s investments were in Healthcare Services for the fiscal year ended December 31, 2009.

Please explain why the Fund’s investments increased in the Healthcare Services sector when Mr. Lirola indicated he was bearish on the Healthcare Services sector.

RESPONSE:

Please note that the stocks included under the Healthcare Services category in the Fund’s Schedule of Investments in its annual reports for the fiscal years ended December 31, 2008 and December 31, 2009, when classified by Bloomberg’s sub-industry codes, consist of five sub-categories: (i) biotechnology, (ii) health care equipment & supplies, (iii) health care technology, (iv) pharmaceuticals and (v) health care providers & services.  Of the four stocks that are identified as health care providers & services: one was sold in 2009, one increased due to a change in market value, and two were bought in 2009 because Mr. Lirola believed they had particular potential for growth despite his general views about the Healthcare Services sector.  For these reasons, we believe that the Fund’s investments in 2009 were consistent with Mr. Lirola’s response in the interview.

Beginning with the Fund’s next semi-annual report, the Fund will classify its investments under a primary Healthcare heading and then under more specific sub-headings.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call me at (212) 705-0301.  Thank you.

Very truly yours,

/s/ Glen W. Albanese
Glen W. Albanese
Treasurer and Secretary